UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On February 3, 2025, Mobilicom Limited (the “Company”) entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with ThinkEquity LLC, as sales agent (“ThinkEquity”), pursuant to which the Company may offer and sell, from time to time through ThinkEquity American Depositary Shares, each representing two hundred seventy five ordinary shares of the Company, no par value (the “Ordinary Shares”), having an aggregate offering price of up to $10.0 million (the “ADSs”).

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-274929) filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, and declared effective by the SEC on October 23, 2023, as supplemented by a prospectus supplement dated February 3, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Sales Agreement, sales of ADSs may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s ADSs, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. ThinkEquity will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the ADSs up to the amount specified in the Sales Agreement from time to time, based upon instructions and notice from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The offering of ADSs pursuant to the Sales Agreement will terminate upon the earliest of (a) the termination of the Sales Agreement by ThinkEquity or the Company, as permitted therein, or by (b) the mutual agreement of the parties. The Company will pay ThinkEquity a fixed commission rate in cash equal to 3.0% of the aggregate gross proceeds from each sales of the ADSs sold pursuant to the Sales Agreement and has agreed to provide ThinkEquity with customary indemnification and contribution rights, as described in the Sales Agreement.

The Company will also reimburse ThinkEquity for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of QR Lawyers Pty Ltd. relating to the offer and sale of the ADSs is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-284265) and Form F-3 (File No. 333-274929), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of QR Lawyers Pty Ltd.
10.1	Form of At-The-Market Sales Agreement, dated February 3, 2025, between Mobilicom Limited and ThinkEquity LLC
23.1	Consent of QR Lawyers Pty Ltd. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025	By:	/s/ Oren Elkayam
	Name:	Oren Elkayam
	Title:	Chairman

3